April 5, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


Re:        Evans & Sutherland Computer Corporation
           Registration Statement on Form S-3
           File No. 333-67189

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Evans & Sutherland Computer Corporation (the "Company") hereby withdraws its entire Registration Statement on Form S-3, SEC File No. 333-67189, together with all amendments and exhibits, that were originally filed by the Company with the Securities and Exchange Commission on November 12, 1998. The Company is withdrawing the Registration Statement because it has determined that it is not in its best interest to conduct the offering of shares contemplated in the Registration Statement at this time. The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting the request for withdrawal be included in the file for the Registration Statement on Form S-3 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

If you have any questions with respect to the request for withdrawal, please contact John Weston of Snell & Wilmer L.L.P., outside counsel for the Company, at 801-257-1900.

Very truly yours,

EVANS & SUTHERLAND COMPUTER CORPORATION


/S/ Mark C. McBride
-----------------------------
Mark C. McBride
Vice President & Corporate Controller

cc:        James R. Oyler
           John G. Weston